 EXHIBIT (a)(5)(iv)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND ANNOUNCES

FINAL RESULTS OF TENDER OFFER

BOSTON, MA, September 8, 2025 - Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today the final results of the Fund’s cash tender offer for the following amount of its outstanding common shares (the “Tender Offer”). The Tender Offer expired at 5:00 p.m. Eastern Time on September 4, 2025.

The final results of the Tender Offer based on a count by Equiniti Trust Company, LLC, the depositary for the Tender Offer, are provided in the table below.

Common Shares Offered to Purchase Pursuant to the Tender Offer	Common Shares Properly Tendered	Common Shares to be Purchased	Pro-Ration Factor*	Purchase Price**	Number of Outstanding Common Shares after Giving Effect to Tender Offer
2,703,821	13,297,302	2,703,821	20.333606%	$10.1002	51,372,599

* The number of common shares to be purchased divided by the number of common shares properly tendered. The pro-ration factor is subject to rounding adjustment to avoid the purchase of fractional shares.

** Equal to 98% of the relevant Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on September 4, 2025 (the date the Tender Offer expired).

Under the terms and conditions of the Tender Offer, if the number of common shares properly tendered exceeded the number of common shares offered to purchase, the Fund will purchase common shares properly tendered on a pro-rata basis (disregarding fractional shares). As indicated above, the Fund will purchase 20.333606% of the common shares properly tendered. The Fund will purchase the common shares accepted for payment as promptly as practicable.

The information agent for the Tender Offer is EQ Fund Solutions, LLC. Any questions with regard to the Tender Offer may be directed to the information agent toll-free at 1-877-732-3614.

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About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.7 trillion in assets under management or supervision as of June 30, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service, and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Tender Offer was made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. The Fund also made available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.